SEC Mail Processing Section

FEB 28 2008

Washington, DC 111

SECU 08026033 SSION

BB 3/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-OHIO SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Burns Road
(No. and Street)

Elyria	OH	44035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Desich (440) 323-5491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad St., Suite A	Elyria	OH	44035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/5/08

OATH OR AFFIRMATION

I, Richard Desich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Ohio Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

GAIL PRIBANIC, Notary Public
State of Ohio
My Commission Expires 5-25-2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-OHIO SECURITIES CORP.

FORM X-17A-5
PART III

DECEMBER 31, 2007

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MID-OHIO SECURITIES CORP.

TABLE OF CONTENTS

December 31, 2007

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

We have audited the accompanying statement of financial condition of Mid-Ohio Securities Corp. (a corporation) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Ohio Securities Corp. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radachi & Company

February 16, 2008

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CURRENT ASSETS:		
Cash	$ 30,948	
Cash segregated under federal and other regulations	1,757,521	
Marketable equity securities (Note 1)	810,806	
Receivables: (Note 1)		
Brokers	28,256	
Mutual fund income	523	
Prepaid expenses	20,193	
Total current assets		$ 2,648,247
OTHER ASSETS:		
Purchased customer lists, net	64,127	
Restricted cash (Note 2)	49,667	
Investment	5,000	118,794
		$ 2,767,041

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 31,596	
Accrued expenses:		
Commissions	253	
Federal income taxes	126,674	
Payroll taxes	372	
Retirement plan	2,625	
Wages	4,952	
Total current liabilities		$ 166,472
STOCKHOLDERS' EQUITY:		
Common stock, stated value $5 per share;		
Authorized 500 shares,		
Issued and outstanding 128 shares	640	
Additional paid-in capital	55,673	
Retained earnings	2,544,256	
Total stockholders' equity		2,600,569
		$ 2,767,041

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF INCOME

Year Ended December 31, 2007

REVENUE:		
Commissions	$ 919,088	
Trading profit	82,293	
Interest	105,026	
Other income	2,002	$ 1,108,409
EXPENSES:		
Salaries and other compensation	247,472	
Employee benefits and taxes	18,370	
Commissions and clearance	377,264	
Interest	9,753	
Legal	104,758	
Occupancy	36,004	
Penalties	4,061	
Regulatory fees	5,682	
Retirement plan	2,625	
Settlement expenses	13,750	
Office and administrative	166,997	986,736
		121,673
OTHER INCOME:		
NASD Settlement	35,000	
Gain on sale of business assets	169,332	
Unrealized gain on marketable equity securities (Note 1)	174,809	379,141
NET INCOME BEFORE INCOME TAXES		500,814
PROVISION FOR INCOME TAXES		171,674
NET INCOME		$ 329,140

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2007

BALANCE - Beginning of year	$ 2,215,116
ADDITION - Net income	329,140
BALANCE - End of year	$ 2,544,256

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	329,140
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of purchased customer lists		32,063
Unrealized gain on marketable securities		(174,810)
(Increase) decrease in:		
Receivables		57,212
Marketable securities		60,423
Prepaid expenses		21,438
Restricted cash		(49,667)
Increase in:		
Accounts payable		1,269
Accrued expenses		124,504
Net cash provided by operating activities		401,572
INCREASE IN CASH		401,572
CASH - Beginning of year		1,386,897
CASH - End of year	$	1,788,469

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	9,753
Cash paid during the year for income taxes	$	40,000

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers (NASD). The Company is located in Elyria, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Marketable Equity Securities:

Securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Marketable securities owned consist of trading securities at market value as follows:

Corporate stocks	$807,506
Warrants	3,300
	$810,806

C. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

D. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

MID-OHIO SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

Note 1. Summary of Significant Accounting Policies (Continued):

E. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

F. Concentration of Risk:

The Company maintains cash balances at several banks and with one brokerage firm. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The brokerage account contains cash that is protected up to $100,000 by the Securities Investor Protection Corporation.

Approximately 95% of the Company's revenue is from trades made for customers of Equity Trust Company, a related party.

Note 2. Restricted Cash:

The company has a deposit in escrow in the amount of $49,667 that is required by National Financial Services, LLC, a division of Fidelity Investments, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $2,187,569 which was $1,937,569 in excess of its required net capital of $250,000. The Company's net capital ratio was 8.75 to 1.

Note 4. Report Disclosure:

Part III of the Mid-Ohio Securities Corp. Focus Report (Form X-17A-5) dated December 31, 2007, to the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Elyria, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Intangible Asset – Purchased Customer Lists:

In prior years the Company purchased trust accounts from unrelated trust companies and recorded the purchase price. In 2003 the trust accounts were sold to Equity Trust Company, a related party. The accounts are being purchased over a seven-year period and in accordance with SFAS 142, the trust account assets are being amortized over their finite life, seven years. At December 31, 2007, the gross carrying value of the trust accounts was $227,500 and the accumulated amortization was $163,373. Amortization expense for the year ended December 31, 2007 was $32,063. No impairment charge was recognized. The estimated amortization expense for the years ending December 31, 2008 and 2009 is $32,063 and $32,064, respectively.

SUPPLEMENTARY INFORMATION

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

NET CAPITAL

Total Stockholders' Equity	$ 2,600,569	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	
B. Deferred federal income taxes	-0-	
Total capital and allowable subordinated liabilities		$ 2,600,569
Deductions and/or Charges:		
Non-allowable assets:		
Receivables from customers	-0-	
Securities owned readily marketable	-0-	
Purchased customer lists, net	64,127	
Due from related parties	-0-	
Deferred expense	-0-	
Other assets	25,716	89,843
Net Capital before Haircuts on Securities Positions		2,510,726
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	124,426	
Other securities	158,148	
B. Undue concentration	40,583	323,157
Net Capital		$ 2,187,569

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company Part II unaudited FOCUS report		$ 1,928,997
Increase in assets	$ 408,836	
Increase in liabilities	(150,275)	
Decrease in non-allowable assets	44,176	
Increase in undue concentration	(44,165)	258,572
Net capital per above		$ 2,187,569

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	11,104
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	1,937,569
Excess net capital at 1500%	$	2,176,465
Excess net capital at 1000%	$	2,170,922
Ratio: Aggregate indebtedness to net capital		.08 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable	$	31,596
Accrued expenses		134,876
Deferred federal income tax		-0-
Notes payable		-0-
Total aggregate indebtedness	$	166,472
Percentage of aggregate indebtedness to net capital		8%
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)		-0-%

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -0-
Total credit items	-0-
DEBIT BALANCES	
Total debit items	-0-
RESERVE COMPUTATION	
Excess of total debits over total credits	$ -0-
Amount held on deposit in "Reserve Bank Account"	$ 316
Amount on deposit including value of qualified securities	-0-
New amount in Reserve Bank Accounts after adding deposit including value of qualified securities	$ 316

The reserve computation is made on a weekly basis.

RECONCILIATION with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2007)

Reserve computation, as reported in Company Part II unaudited FOCUS report	$ -0-
Interest earned	-0-
Reserve bank accounts balance per above	$ -0-
Excess as reported in Company's Part II FOCUS Report	$ -0-
Excess per this computation	$ -0-

See Independent Auditors' Report.

MID-OHIO SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, exluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items	-0-

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customer's fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

See Independent Auditors' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Mid-Ohio Securities Corp.
Elyria, Ohio

In planning and performing our audit of the financial statements of Mid-Ohio Securities Corp. (a corporation) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: (1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the corporation's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Radaslin & Company

February 16, 2008

END